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                            February 16, 2024

       Rachel Goldman
       Chief Executive Officer
       Paramount Gold Nevada Corp.
       665 Anderson Street
       Winnemucca, NV 89445

                                                        Re: Paramount Gold
Nevada Corp.
                                                            Amendment No. 1 to
Form S-3
                                                            Filed February 6,
2024
                                                            File No. 333-275376

       Dear Rachel Goldman:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.




       Amendment No. 1 to Form S-3

       Cover Page

   1. We note your response to prior comment 1 and reissue the comment. Because you plan to issue and sell
shares under the Controlled Equity Offering Sales Agreement with Cantor
                                                        Fitzgerald and
Canaccord Genuity as part of this registration statement, please revise to include a separate
prospectus for such at the market offering and make corresponding revisions to the fee
table and legality opinion.
 Rachel Goldman
Paramount Gold Nevada Corp.
February 16, 2024
Page 2

       Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763
with any questions.



                                                        Sincerely,
FirstName LastNameRachel Goldman
                                                        Division of Corporation
Finance
Comapany NameParamount Gold Nevada Corp.
                                                        Office of Energy &
Transportation
February 16, 2024 Page 2
cc:       James T. Seery, Esq., of Duane Morris LLP
FirstName LastName